TOYOTA MOTOR

CORPORATION

Unaudited Consolidated Financial Statements

For the periods ended

September 30, 2013

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2013 and September 30, 2013

ASSETS

	Yen in millions
	March 31, 2013	September 30, 2013
Assets
Current assets:
Cash and cash equivalents	1,718,297	1,743,303
Time deposits	106,700	129,106
Marketable securities	1,445,663	2,005,290
Trade accounts and notes receivable, less allowance for doubtful accounts	1,971,659	1,788,720
Finance receivables, net	5,117,660	5,300,784
Other receivables	432,693	340,790
Inventories	1,715,786	1,885,416
Deferred income taxes	749,398	760,726
Prepaid expenses and other current assets	527,034	628,214

Total current assets	13,784,890	14,582,349

Noncurrent finance receivables, net	6,943,766	7,549,535
Investments and other assets:
Marketable securities and other securities investments	5,176,582	6,134,958
Affiliated companies	2,103,283	2,206,923
Employees receivables	53,741	49,898
Other	569,816	570,677

Total investments and other assets	7,903,422	8,962,456

Property, plant and equipment:
Land	1,303,611	1,302,582
Buildings	3,874,279	3,957,948
Machinery and equipment	9,716,180	9,971,708
Vehicles and equipment on operating leases	3,038,011	3,291,338

Construction in progress	291,539	289,056

Total property, plant and equipment, at cost	18,223,620	18,812,632

Less – Accumulated depreciation	(11,372,381)	(11,660,263)

Total property, plant and equipment, net	6,851,239	7,152,369

Total assets	35,483,317	38,246,709

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2013 and September 30, 2013

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions
	March 31, 2013	September 30, 2013
Liabilities
Current liabilities:
Short-term borrowings	4,089,528	4,610,792
Current portion of long-term debt	2,704,428	2,463,086
Accounts payable	2,113,778	2,071,850
Other payables	721,065	737,517
Accrued expenses	2,185,537	2,212,381
Income taxes payable	156,266	356,094
Other current liabilities	941,918	921,410

Total current liabilities	12,912,520	13,373,130

Long-term liabilities:
Long-term debt	7,337,824	8,127,766
Accrued pension and severance costs	766,112	782,352
Deferred income taxes	1,385,927	1,586,621
Other long-term liabilities	308,078	361,791

Total long-term liabilities	9,797,941	10,858,530

Total liabilities	22,710,461	24,231,660

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2013 and September 30, 2013 issued: 3,447,997,492 shares at March 31, 2013 and September 30, 2013	397,050	397,050
Additional paid-in capital	551,040	551,394
Retained earnings	12,689,206	13,499,783
Accumulated other comprehensive income (loss)	(356,123)	48,649
Treasury stock, at cost, 280,568,824 shares at March 31, 2013 and 279,014,675 shares at September 30, 2013	(1,133,138)	(1,126,820)

Total Toyota Motor Corporation shareholders’ equity	12,148,035	13,370,056

Noncontrolling interests	624,821	644,993

Total shareholders’ equity	12,772,856	14,015,049

Commitments and contingencies
Total liabilities and shareholders’ equity	35,483,317	38,246,709

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first half ended September 30, 2013

Consolidated Statements of Income

	Yen in millions
	For the first half ended September 30, 2012	For the first half ended September 30, 2013
Net revenues:
Sales of products	10,375,889	11,872,003
Financing operations	532,465	665,482

Total net revenues	10,908,354	12,537,485

Costs and expenses:
Cost of products sold	8,985,276	9,706,426
Cost of financing operations	265,059	416,158
Selling, general and administrative	964,269	1,159,426

Total costs and expenses	10,214,604	11,282,010

Operating income	693,750	1,255,475

Other income (expense):
Interest and dividend income	54,489	58,130
Interest expense	(12,795)	(9,738)
Foreign exchange gain, net	27,028	16,724
Other income, net	32,065	22,934

Total other income (expense)	100,787	88,050

Income before income taxes and equity in earnings of affiliated companies	794,537	1,343,525

Provision for income taxes	310,846	437,180
Equity in earnings of affiliated companies	123,857	158,791

Net income	607,548	1,065,136

Less: Net income attributable to noncontrolling interests	(59,279)	(64,513)

Net income attributable to Toyota Motor Corporation	548,269	1,000,623

	Yen
Net income attributable to Toyota Motor Corporation per share
Basic	173.13	315.80

Diluted	173.13	315.58

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first half ended September 30, 2013

Consolidated Statements of Comprehensive Income

	Yen in millions
	For the first half ended September 30, 2012	For the first half ended September 30, 2013
Net income	607,548	1,065,136
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(216,260)	94,631
Unrealized gains (losses) on securities	(68,742)	305,566
Pension liability adjustments	2,694	2,089

Total other comprehensive income (loss)	(282,308)	402,286

Comprehensive income	325,240	1,467,422

Less: Comprehensive income attributable to noncontrolling interests	(41,273)	(62,027)

Comprehensive income attributable to Toyota Motor Corporation	283,967	1,405,395

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the second quarter ended September 30, 2013

Consolidated Statements of Income

	Yen in millions
	For the second quarter ended September 30, 2012	For the second quarter ended September 30, 2013
Net revenues:
Sales of products	5,142,201	5,945,468
Financing operations	264,580	336,698

Total net revenues	5,406,781	6,282,166

Costs and expenses:
Cost of products sold	4,444,403	4,903,970
Cost of financing operations	133,100	196,361
Selling, general and administrative	488,671	589,743

Total costs and expenses	5,066,174	5,690,074

Operating income	340,607	592,092

Other income (expense):
Interest and dividend income	19,853	19,967
Interest expense	(6,759)	(5,154)
Foreign exchange gain, net	16,110	7,247
Other income, net	9,523	5,210

Total other income (expense)	38,727	27,270

Quarterly income before income taxes and equity in earnings of affiliated companies	379,334	619,362

Provision for income taxes	145,932	227,050
Equity in earnings of affiliated companies	52,516	68,853

Quarterly net income	285,918	461,165

Less: Quarterly net income attributable to noncontrolling interests	(27,996)	(22,736)

Quarterly net income attributable to Toyota Motor Corporation	257,922	438,429

	Yen
Quarterly net income attributable to Toyota Motor Corporation per share
Basic	81.45	138.35

Diluted	81.44	138.26

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the second quarter ended September 30, 2013

Consolidated Statements of Comprehensive Income

	Yen in millions
	For the second quarter ended September 30, 2012	For the second quarter ended September 30, 2013
Quarterly net income	285,918	461,165
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(55,105)	(23,230)
Unrealized gains (losses) on securities	22,040	44,645
Pension liability adjustments	1,751	(690)

Total other comprehensive income (loss)	(31,314)	20,725

Quarterly comprehensive income	254,604	481,890

Less: Quarterly comprehensive income attributable to noncontrolling interests	(24,021)	(11,354)

Quarterly comprehensive income attributable to Toyota Motor Corporation	230,583	470,536

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Consolidated Statements of Cash Flows

For the first half ended September 30, 2013

	Yen in millions
	For the first half ended September 30, 2012	For the first half ended September 30, 2013
Cash flows from operating activities:
Net income	607,548	1,065,136
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	512,984	595,181
Provision for doubtful accounts and credit losses	3,799	17,106
Pension and severance costs, less payments	12,215	10,882
Losses on disposal of fixed assets	17,939	12,882
Unrealized losses on available-for-sale securities, net	192	3,948
Deferred income taxes	42,806	5,143
Equity in earnings of affiliated companies	(123,857)	(158,791)
Changes in operating assets and liabilities, and other	165,921	415,601

Net cash provided by operating activities	1,239,547	1,967,088

Cash flows from investing activities:
Additions to finance receivables	(4,833,154)	(6,115,913)
Collection of and proceeds from sales of finance receivables	4,356,353	5,496,979
Additions to fixed assets excluding equipment leased to others	(351,486)	(454,550)
Additions to equipment leased to others	(491,042)	(852,371)
Proceeds from sales of fixed assets excluding equipment leased to others	16,102	16,054
Proceeds from sales of equipment leased to others	226,140	394,953
Purchases of marketable securities and security investments	(1,548,477)	(2,733,407)
Proceeds from sales of and maturity of marketable securities and security investments	1,216,861	1,727,726
Changes in investments and other assets, and other	47,585	(26,463)

Net cash used in investing activities	(1,361,118)	(2,546,992)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,434,661	1,993,201
Payments of long-term debt	(1,566,515)	(1,617,468)
Increase in short-term borrowings	422,767	426,881
Dividends paid	(95,004)	(190,046)
Purchase of common stock, and other	(27,538)	(38,060)

Net cash provided by financing activities	168,371	574,508

Effect of exchange rate changes on cash and cash equivalents	(60,578)	30,402

Net increase (decrease) in cash and cash equivalents	(13,778)	25,006

Cash and cash equivalents at beginning of period	1,679,200	1,718,297

Cash and cash equivalents at end of period	1,665,422	1,743,303

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

1.	Basis of preparation:

The accompanying unaudited condensed consolidated financial statements of Toyota Motor Corporation (the “parent company”) as of and for the periods ended September 30, 2013, have been prepared in accordance with U.S. generally accepted accounting principles (“U.S.GAAP”) and on substantially the same basis as its annual consolidated financial statements except for certain required disclosures which have been omitted. The unaudited condensed consolidated financial statements should be read in conjunction with the Annual Report on Form 20-F for the year ended March 31, 2013. The unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the result for that period and the financial condition at that date. The consolidated results for the six-month and the three-month periods are not necessarily indicative of results to be expected for the full year.

2.	Accounting changes and recent pronouncements to be adopted in future periods:

Accounting changes -

In December 2011, the Financial Accounting Standards Board (“FASB”) issued updated guidance of disclosures about offsetting assets and liabilities. This guidance requires additional disclosures about gross and net information for assets and liabilities including financial instruments eligible for offset in the balance sheets. The parent company and its consolidated subsidiaries (“Toyota”) adopted this guidance from the interim period within the fiscal year, begun on or after January 1, 2013. The adoption of this guidance did not have a material impact on Toyota’s quarterly consolidated financial statements.

In February 2013, FASB issued updated guidance on the presentation of items reclassified out of accumulated other comprehensive income. This guidance requires to present, either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified out of each component of accumulated other comprehensive income based on its source. Toyota adopted this guidance from the interim period within the fiscal year, begun after December 15, 2012. The adoption of this guidance did not have a material impact on Toyota’s quarterly consolidated financial statements.

In July 2013, FASB issued updated guidance which permits the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) to be used as a benchmark interest rate for hedge accounting purposes. This guidance also removes the restriction on using different benchmark rates for similar hedges. Toyota adopted this guidance for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. The adoption of this guidance did not have a material impact on Toyota’s quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Recent pronouncements to be adopted in future periods -

In July 2013, FASB issued updated guidance on uncertain tax positions. This guidance requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward for tax purposes, a similar tax loss, or a tax credit carryforward. This guidance is effective for fiscal year beginning after December 15, 2013, and for interim period within the fiscal year. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

3.	Accounting procedures specific to quarterly consolidated financial statements:

Provision for income taxes

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first half by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items, including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

4.	Derivative financial instruments:

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading.

Fair value hedges -

Toyota enters into interest rate swaps and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swap agreements in managing interest rate risk exposure. Interest rate swap agreements are executed as either an integral part of specific debt transactions or on a portfolio basis. Toyota uses interest rate currency swap agreements to hedge exposure to currency exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swap agreements, which involve the exchange of foreign currency principal and interest obligations for each functional currency obligations at agreed-upon currency exchange and interest rates.

For the first half and the second quarter ended September 30, 2012 and 2013, the ineffective portion of Toyota’s fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

Undesignated derivative financial instruments -

Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and for which Toyota is unable or has elected not to apply hedge accounting.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Fair value and gains or losses on derivative financial instruments -

The following table summarizes the fair values of derivative financial instruments at March 31, 2013 and September 30, 2013:

	Yen in millions
	March 31, 2013	September 30, 2013
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	10,769	13,106
Investments and other assets - Other	39,569	38,306

Total	50,338	51,412

Other current liabilities	(2,554)	(1,077)
Other long-term liabilities	(143)	—

Total	(2,697)	(1,077)

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	27,731	18,833
Investments and other assets - Other	139,419	129,209

Total	167,150	148,042

Other current liabilities	(37,133)	(37,090)
Other long-term liabilities	(122,420)	(127,533)

Total	(159,553)	(164,623)

Foreign exchange forward and option contracts
Prepaid expenses and other current assets	7,340	16,236
Investments and other assets - Other	—	—

Total	7,340	16,236

Other current liabilities	(36,087)	(5,747)
Other long-term liabilities	(5)	(7)

Total	(36,092)	(5,754)

As of March 31, 2013 and September 30, 2013, the amounts of counterparty netting and cash collateral received that partially offset derivative assets were ¥158,807 million and ¥128,018 million, respectively. The amounts of counterparty netting and cash collateral pledged that partially offset derivative liabilities were ¥(86,477) million and ¥(84,644) million, respectively. These amounts included in the above table were offset in the consolidated balance sheets.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The following table summarizes the notional amounts of derivative financial instruments at March 31, 2013 and September 30, 2013:

	Yen in millions
	March 31, 2013		September 30, 2013
	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	235,219	12,689,774	176,341	13,781,989
Foreign exchange forward and option contracts	—	2,104,048	—	1,623,430

Total	235,219	14,793,822	176,341	15,405,419

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statements of income for the first half and the second quarter ended September 30, 2012 and 2013:

	Yen in millions
	For the first half ended September 30, 2012		For the first half ended September 30, 2013
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	(9,204)	9,654	635	(397)
Interest expense	—	—	—	—
Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	66,740		(38,415)
Foreign exchange gain (loss), net	(364)		1,646
Foreign exchange forward and option contracts
Cost of financing operations	(3,194)		15,563
Foreign exchange gain (loss), net	92,540		1,355

	Yen in millions
	For the second quarter ended September 30, 2012		For the second quarter ended September 30, 2013
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	586	(331)	5,520	(5,393)
Interest expense	—	—	—	—
Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	14,228		17,574
Foreign exchange gain (loss), net	(172)		156
Foreign exchange forward and option contracts
Cost of financing operations	(4,638)		(2,450)
Foreign exchange gain (loss), net	27,316		20,079

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Undesignated derivative financial instruments are used to manage economic risks of fluctuations in foreign currency exchange rates and interest rates of certain receivables and payables. Those economic risks are offset by changes in the fair value of undesignated derivative financial instruments.

Cash flows from transactions of derivative financial instruments are included in cash flows from operating activities in the consolidated statements of cash flows.

Credit risk related contingent features -

Toyota enters into International Swaps and Derivatives Association Master Agreements with counterparties. These Master Agreements contain a provision requiring either Toyota or the counterparty to settle the contract or to post assets to the other party in the event of a ratings downgrade below a specified threshold.

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position after being offset by cash collateral as of September 30, 2013 is ¥1,252 million. The aggregate fair value amount of assets that are already posted as cash collateral as of September 30, 2013 is ¥32,942 million. If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥1,252 million as of September 30, 2013.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

5.	Contingencies:

Guarantees

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of September 30, 2013 is ¥1,984,049 million. Liabilities for guarantees totaling ¥6,617 million have been provided as of September 30, 2013. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal Proceedings

Product Recalls

From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. In November 2009, Toyota announced a safety campaign in North America for certain models of Toyota and Lexus vehicles related to floor mat entrapment of accelerator pedals, and later expanded it to include additional models. In January 2010, Toyota announced a recall in North America for certain models of Toyota vehicles related to sticking and slow-to-return accelerator pedals. Also in January 2010, Toyota recalled in Europe, China and other regions certain models of Toyota vehicles related to sticking accelerator pedals. In February 2010, Toyota announced a worldwide recall related to the software program that controls the antilock braking system in certain vehicle models including the Prius. Set forth below is a description of various claims, lawsuits and government investigations involving Toyota in the United States relating to these recalls and other safety measures.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Class Action and Consolidated Litigation

Approximately 200 putative class actions and more than 500 individual product liability personal injury cases have been filed since November 2009 alleging that certain Toyota, Lexus and Scion vehicles contain defects that lead to unintended acceleration. In April 2010, the approximately 190 putative class actions in federal court as well as the federal product liability personal injury cases and warranty and lemon law cases were consolidated for pretrial proceedings into a single multi-district litigation in the United States District Court for the Central District of California. Approximately 10 putative class actions and various product liability personal injury cases pending in state courts were subsequently consolidated into the federal action. The remaining class actions lawsuits are pending in a consolidated state action in California.

In December 2012, Toyota and the plaintiffs announced that they had reached an agreement to settle the economic loss claims in the consolidated federal action. In July 2013, the court signed the order and judgment granting final approval of the settlement and dismissing the economic loss cases. Various objectors have appealed the court’s rulings. In fiscal 2013, Toyota recorded a $1.1 billion pre-tax charge against earnings to cover the estimated costs of this economic loss resolution and other potential recall-related resolutions.

The settlement provides a customer support program covering certain vehicle parts, the free installation of a brake override system on the remaining floor mat entrapment safety campaign vehicles and funds for cash payments to customers who do not receive the brake override system, cash payments to individuals who allegedly suffered a loss on the sale, lease or insuring the residual value of Toyota’s vehicles and funds for safety-related research and education programs. The settlement does not cover product liability personal injury claims in the consolidated federal action or pending in various state courts in the United States.

Beginning in February 2010, Toyota was sued in approximately 20 putative class actions alleging defects in the antilock braking system in various hybrid vehicles that cause the vehicles to fail to stop in a timely manner when driving in certain road conditions. The plaintiffs seek an order requiring Toyota to repair the vehicles and claim that all owners and lessees of vehicles, including those for which recalls have been implemented, should be compensated for the alleged defects related to the antilock braking system. These cases have been consolidated into two actions, one in the United States District Court for the Central District of California and one in the Los Angeles County Superior Court. In January 2013, the Court in the federal case issued an order denying the plaintiff’s motion for class certification and granting summary judgment in favor of Toyota on the claims of the principal named plaintiff for the cases relating to recalled vehicles. In July 2013, a class certification hearing in connection with the claims related to those vehicles that were not recalled was held, the court denied the motion for class certification and that ruling has been appealed.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Government Investigations

In February 2010, Toyota received a subpoena from the U.S. Attorney for the Southern District of New York and a voluntary request and subpoena from the U.S. Securities and Exchange Commission “SEC”. The subpoenas and the voluntary request primarily seek documents related to unintended acceleration and certain financial records. This is a coordinated investigation and has included interviews of Toyota and non-Toyota witnesses, as well as production of documents. In June 2010, Toyota received a second voluntary request and subpoena from the SEC and a subpoena from the U.S. Attorney for the Southern District of New York seeking production of documents related to the recalls of the steering relay rod. Toyota is cooperating with the U.S. Attorney’s Office and the SEC in their investigations and expects to continue having discussions with the U.S. Attorney’s Office over the coming months.

Beyond the amounts accrued for the recall-related matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the other recall-related matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Toyota continues to evaluate these matters and expects that it may have resolution discussions from time to time in some of them. Although Toyota cannot estimate a reasonable range of loss based on currently available information, the resolution of the recall-related matters could have an adverse effect on Toyota’s financial position, results of operations or cash flows.

Other Proceedings

Toyota has various other legal actions, other governmental proceedings and other claims pending against it, including other product liability claims in the United States. For the same reasons discussed above relating to the recall-related legal proceedings, Toyota is unable to estimate a range of reasonably possible loss, if any, beyond the amounts accrued, with respect to these other proceedings. Based upon information currently available to Toyota, however, Toyota believes that its losses from these matters, if any, would not have a material adverse effect on Toyota’s financial position, results of operations or cash flows.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Environmental Matters

The European Union brought into effect a directive that requires member states to promulgate regulations implementing automobile manufacturers shall bear the costs for taking back end-of-life vehicles and dismantling and recycling those vehicles. Currently, there are uncertainties surrounding the implementation of the applicable regulations in different European Union member states, particularly regarding manufacturer responsibilities and resultant expenses that may be incurred. Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on Toyota’s financial position, results of operations and cash flows.

6.	Segment data:

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial Services segment consists primarily of financing, and vehicle and equipment leasing operations to assist in the merchandising of the parent company and its affiliated companies products as well as other products. The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other business.

The following tables present certain information regarding Toyota’s industry segments and operations by geographic areas and overseas revenues by destination for the first half and the second quarter ended September 30, 2012 and 2013.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Segment operating results -

For the first half ended September 30, 2012:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	10,109,638	532,465	266,251	—	10,908,354
Inter-segment sales and transfers	19,216	14,003	229,694	(262,913)	—

Total	10,128,854	546,468	495,945	(262,913)	10,908,354
Operating expenses	9,630,793	371,962	473,486	(261,637)	10,214,604

Operating income	498,061	174,506	22,459	(1,276)	693,750

For the first half ended September 30, 2013:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	11,612,379	665,482	259,624	—	12,537,485
Inter-segment sales and transfers	20,890	22,161	248,439	(291,490)	—

Total	11,633,269	687,643	508,063	(291,490)	12,537,485
Operating expenses	10,525,221	554,345	487,749	(285,305)	11,282,010

Operating income	1,108,048	133,298	20,314	(6,185)	1,255,475

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

For the second quarter ended September 30, 2012:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	4,998,955	264,580	143,246	—	5,406,781
Inter-segment sales and transfers	9,794	7,420	109,443	(126,657)	—

Total	5,008,749	272,000	252,689	(126,657)	5,406,781
Operating expenses	4,769,381	184,228	239,560	(126,995)	5,066,174

Operating income	239,368	87,772	13,129	338	340,607

For the second quarter ended September 30, 2013:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	5,805,330	336,698	140,138	—	6,282,166
Inter-segment sales and transfers	9,934	11,069	133,454	(154,457)	—

Total	5,815,264	347,767	273,592	(154,457)	6,282,166
Operating expenses	5,315,712	265,738	260,412	(151,788)	5,690,074

Operating income	499,552	82,029	13,180	(2,669)	592,092

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Geographic Information -

For the first half ended September 30, 2012:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	4,047,887	2,982,435	967,883	2,014,301	895,848	—	10,908,354
Inter-segment sales and transfers	2,358,369	61,301	41,724	147,607	88,507	(2,697,508)	—

Total	6,406,256	3,043,736	1,009,607	2,161,908	984,355	(2,697,508)	10,908,354
Operating expenses	6,155,426	2,861,125	997,552	1,967,383	925,647	(2,692,529)	10,214,604

Operating income	250,830	182,611	12,055	194,525	58,708	(4,979)	693,750

For the first half ended September 30, 2013:
	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	4,005,694	3,986,493	1,249,724	2,199,653	1,095,921	—	12,537,485
Inter-segment sales and transfers	2,938,098	81,459	53,318	200,242	96,286	(3,369,403)	—

Total	6,943,792	4,067,952	1,303,042	2,399,895	1,192,207	(3,369,403)	12,537,485
Operating expenses	6,113,765	3,905,652	1,277,631	2,204,253	1,116,061	(3,335,352)	11,282,010

Operating income	830,027	162,300	25,411	195,642	76,146	(34,051)	1,255,475

“Other” consists of Central and South America, Oceania and Africa.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

For the second quarter ended September 30, 2012:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	2,033,402	1,422,686	478,434	1,016,604	455,655	—	5,406,781
Inter-segment sales and transfers	1,130,589	28,239	19,125	71,646	45,209	(1,294,808)	—

Total	3,163,991	1,450,925	497,559	1,088,250	500,864	(1,294,808)	5,406,781
Operating expenses	3,020,266	1,385,950	488,905	995,305	469,332	(1,293,584)	5,066,174

Operating income	143,725	64,975	8,654	92,945	31,532	(1,224)	340,607

For the second quarter ended September 30, 2013:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	2,066,627	1,924,217	681,446	1,076,636	533,240	—	6,282,166
Inter-segment sales and transfers	1,420,949	38,602	25,598	105,192	49,949	(1,640,290)	—

Total	3,487,576	1,962,819	707,044	1,181,828	583,189	(1,640,290)	6,282,166
Operating expenses	3,113,624	1,883,190	686,897	1,090,364	549,549	(1,633,550)	5,690,074

Operating income	373,952	79,629	20,147	91,464	33,640	(6,740)	592,092

“Other” consists of Central and South America, Oceania and Africa.

Revenues are attributed to geographies based on the country location of the parent company or subsidiary that transacted the sale with the external customer.

Transfers between industries segments or geographic areas are made at amounts which Toyota’s management believes approximate arm’s-length transactions. In measuring the reportable segments’ income or losses, operating income consists of revenue less operating expenses.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Overseas Revenues by destination -

The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan. In addition to the disclosure requirements under U.S.GAAP, Toyota discloses this information in order to provide financial statement users with valuable information.

For the first half ended September 30, 2012 and 2013:

	Yen in millions	Yen in millions
	For the first half ended September 30, 2012	For the first half ended September 30, 2013
North America	3,023,201	3,962,214
Europe	911,633	1,191,917
Asia	2,029,598	2,087,433
Other	1,863,618	2,291,088

For the second quarter ended September 30, 2012 and 2013:

	Yen in millions	Yen in millions
	For the second quarter ended September 30, 2012	For the second quarter ended September 30, 2013
North America	1,441,206	1,907,164
Europe	451,735	648,900
Asia	1,015,711	1,022,826
Other	920,332	1,144,859

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

7.	Per share amounts:

Reconciliations of the differences between basic and diluted net income attributable to Toyota Motor Corporation per share for the first half and the second quarter ended September 30, 2012 and 2013 are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average shares	Net income attributable to Toyota Motor Corporation per share
For the first half ended September 30, 2012
Basic net income attributable to Toyota Motor Corporation per common share	548,269	3,166,807	173.13
Effect of dilutive securities
Assumed exercise of dilutive stock options	(9)	0

Diluted net income attributable to Toyota Motor Corporation per common share	548,260	3,166,807	173.13

For the first half ended September 30, 2013
Basic net income attributable to Toyota Motor Corporation per common share	1,000,623	3,168,554	315.80
Effect of dilutive securities
Assumed exercise of dilutive stock options	(55)	2,051

Diluted net income attributable to Toyota Motor Corporation per common share	1,000,568	3,170,605	315.58

For the second quarter ended September 30, 2012
Basic quarterly net income attributable to Toyota Motor Corporation per common share	257,922	3,166,806	81.45
Effect of dilutive securities
Assumed exercise of dilutive stock options	(3)	—

Diluted quarterly net income attributable to Toyota Motor Corporation per common share	257,919	3,166,806	81.44

For the second quarter ended September 30, 2013
Basic quarterly net income attributable to Toyota Motor Corporation per common share	438,429	3,168,883	138.35
Effect of dilutive securities
Assumed exercise of dilutive stock options	(12)	2,105

Diluted quarterly net income attributable to Toyota Motor Corporation per common share	438,417	3,170,988	138.26

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Stock options that were not included in the computation of diluted net income attributable to Toyota Motor Corporation per share for the first half ended September 30, 2012 and 2013 were 11,576 thousand shares and 2,663 thousand shares, and for the second quarter ended September 30, 2012 and 2013 were 11,576 thousand shares and 1,523 thousand shares, respectively, because the options’ exercise prices were greater than the average market price per common share during the period.

On June 14, 2013, at the Ordinary General Shareholders’ Meeting, the shareholders of the parent company approved to distribute year-end cash dividends of ¥190,046 million, ¥60 per share, effective on June 17, 2013. On November 6, 2013, the Board of Directors of the parent company resolved to distribute interim cash dividends of ¥205,984 million, ¥65 per share, effective on November 27, 2013.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

8.	Fair value measurements:

In accordance with U.S.GAAP, Toyota classifies fair value into three levels of input as follows which are used to measure it.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:

Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the assets or liabilities

Level 3:	Unobservable inputs for assets or liabilities

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis at March 31, 2013 and September 30, 2013. Transfers between levels of the fair value are recognized at the end of their respective reporting periods:

	Yen in millions
	March 31, 2013
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	245,264	375,941	—	621,205
Time deposits	—	57,572	—	57,572
Marketable securities and other securities investments
Public and corporate bonds	3,753,451	792,806	6,889	4,553,146
Common stocks	1,401,183	—	—	1,401,183
Other	49,731	518,955	—	568,686
Derivative financial instruments	—	217,745	7,083	224,828

Total	5,449,629	1,963,019	13,972	7,426,620

Liabilities
Derivative financial instruments	—	(196,386)	(1,956)	(198,342)

Total	—	(196,386)	(1,956)	(198,342)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	September 30, 2013
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	423,369	218,834	—	642,203
Time deposits	—	20,000	—	20,000
Marketable securities and other securities investments
Public and corporate bonds	4,792,335	877,362	7,401	5,677,098
Common stocks	1,855,612	—	—	1,855,612
Other	53,731	453,109	—	506,840
Derivative financial instruments	—	208,154	7,536	215,690

Total	7,125,047	1,777,459	14,937	8,917,443

Liabilities
Derivative financial instruments	—	(169,238)	(2,216)	(171,454)

Total	—	(169,238)	(2,216)	(171,454)

The following is description of the assets and liabilities measured at fair value, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Cash equivalents and time deposits -

Cash equivalents include money market funds and other investments with original maturities of three months or less. Cash equivalents classified in Level 2 include primarily negotiable certificate of deposit with original maturities of three months or less. These are measured at fair value using observable interest rates in the market. Time deposits include negotiable certificate of deposit with original maturities over three months. These are measured at fair value using observable interest rates in the market.

Marketable securities and other securities investments -

Marketable securities and other securities investments include public and corporate bonds, common stocks and other investments. Public and corporate bonds include primarily government bonds and represent 49% of Japanese bonds, and 51% of U.S., European and other bonds as of March 31, 2013, and 53% of Japanese bonds, and 47% of U.S., European and other bonds as of September 30, 2013. Listed stocks on the Japanese stock markets represent 85% and 88% of common stocks as of March 31, 2013 and September 30, 2013, respectively. Toyota uses primarily quoted market prices for identical assets to measure fair value of these securities. “Other” includes primarily investment trusts. Generally, Toyota uses quoted market prices for similar assets or quoted non-active market prices for identical assets to measure fair value of these securities. These assets are classified in Level 2.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Derivative financial instruments -

See note 4 to the consolidated financial statements about derivative financial instruments. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified in Level 2. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified in Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and our own non-performance risk, using such as credit default probabilities.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the first half and the second quarter ended September 30, 2012 and 2013 were not material.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. The assets and liabilities measured at fair value on a nonrecurring basis for the first half and the second quarter ended September 30, 2012 and 2013 were not material.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

9.	Accumulated Other Comprehensive Income:

Changes in accumulated other comprehensive income (loss) are as follows:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Pension liability adjustments	Total
Balance at March 31, 2013	(813,480)	666,813	(209,456)	(356,123)
Other comprehensive income (loss) before reclassifications	94,631	311,431	(1,799)	404,263
Reclassifications	—	(5,865)	3,888	(1,977)

Other comprehensive income (loss), net of tax	94,631	305,566	2,089	402,286
Less: Other comprehensive income attributable to noncontrolling interests	8,440	(5,175)	(779)	2,486

Balance at September 30, 2013	(710,409)	967,204	(208,146)	48,649

Reclassifications consist of the following:

Yen in millions
	For the first half ended September 30, 2013	Affected line items in the consolidated statements of income
Unrealized gains (losses) on securities:	3,930	Financing operations
	5,079	Foreign exchange gain, net
	(18,543)	Other income, net

	(9,534)	Income before income taxes and equity in earnings of affiliated companies
	3,827	Provision for income taxes
	(158)	Equity in earnings of affiliated companies

	(5,865)	Net income

Pension liability adjustments:
Recognized net actuarial loss	8,623	*1
Amortization of prior service costs	(2,462)	*1

	6,161	Income before income taxes and equity in earnings of affiliated companies
	(2,273)	Provision for income taxes

	3,888	Net income

Total reclassifications, net of tax	(1,977)

Amounts of reclassifications in parentheses indicate gains in the consolidated statements of income.

*1:	These components are included in the computation of net periodic pension cost.